PARSONS LAW FIRM

ATTORNEYS AT LAW

SUITE 2070 SKYLINE TOWER

10900 NE 4th STREET

BELLEVUE, WASHINGTON 98004

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www.parsonslaw.biz

James B. Parsons*                                                                                                                                                                                                                                    *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                           the Northern Mariana Islands

VIA EDGAR CORRESPONDENCE AND REGULAR MAIL

December 28, 2005

Ms. Cicely Luckey,

Branch Chief

Ms. Yolanda Crittendon,

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Re: Commerce Development Corporation Ltd.

Form 10-KSB for the year ending December 31, 2004

Form 10-QSB for the quarters ending March 31, 2005, June 30, 2005 and

September 30, 2005

File #333-104647

Dear Ms. Luckey and Ms. Crittendon:

This letter is in response to your letter dated November 30, 2005, with comments regarding certain periodic reports filed on behalf of the Company. Responses have been keyed to your comment letter.

Item 7 - Financial Statements

Independent Auditors' Report, page 12

  The Audit Report has been updated to include a reference to the cumulative date since inception date, which now shows that it was audited.

  The Auditor's Report has been updated to include going-concern language.

Condensed Consolidated Balance Sheet, page F-2

  The consolidated Balance Sheet and Statement of Cash Flows have been updated.

The amended 10KSB has been filed with the Commission. Please feel free to contact this office with any additional questions.

Very truly yours.

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES PARSONS

JBP:aqs

cc: Andrew Mercer